Exhibit 99.2

IR News Release


                                                    April 17, 2001


               Smartlogik secures $500,000 contract from Better TV


London, 17th April, 2001. Bright Station plc (www.brightstation.com)(LSE: BSN,
NASDAQ: BSTN), today announced that its information discovery subsidiary Smartlogik (www.smartlogik.com), has secured a US$500,000 contract to provide search and categorisation solutions to Tel Aviv based Better TV Group.

Better TV is combining Smartlogik's muscatdiscovery(TM) and muscatstructure(TM) products with its own WiseGuide(TM) solution.

Better TV is the developer of WiseGuide(TM) technology - an innovative personalisation and profiling tool for interactive media platforms: Interactive TV (iTV), broadband services and Mobile Wireless devices.

Explaining the way Better TV will use Smartlogik's solutions, Ori Shapira, CEO of Better TV Group says: "Smartlogik technology helps us to build a solution which provides interactive TV companies with the ability to categorise and search large numbers of text pages. This dramatically increases our personalisation capabilities. Through personalisation systems, TV companies can build marketing channels that deliver targeted content, services and advertising."

Commenting on the relationship, Shapira said: "We considered other knowledge management companies, however Smartlogik was more professional, proactive and helpful. There was a transparency about its operation and offering, and we felt they had more to offer us in a partnership"

Speaking of the partnership, Stephen Hill, CEO of Smartlogik, said: "We are delighted to have secured Better TV as a client. Working closely with Better TV, we


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have been able to assist them in accelerating the time to market of a solution that satisfies international client demands. This contract continues our success in the digital media market and further demonstrates the success of our international sales program."


                                    - ENDS -


For further information please contact:

Campbell Macpherson, Strategic Planning & Marketing Director 020 7930 6900 Bright Station plc
CampbellMacpherson@brightstation.com

John Fanning, Marketing Director                              020 7930 6900
Smartlogik
JohnFanning@smartlogik.com

John Olsen /Nick Lockwood                                     020 7357 9477
Hogarth Partnership Ltd
jolsen@hogarthpr.co.uk


Notes to editors:

Bright Station plc invents or acquires innovative Internet technologies and transforms them into technology-driven businesses. Its main divisions are:

Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management and information discovery solutions. Smartlogik solutions enable organizations to make sense out of unstructured information. Unlike many of the competitive offerings, Smartlogik solutions are tailored to the unique requirements of each customer thus providing more accurate and more precise results. Smartlogik operates a multi-channel strategy consisting of direct sales, a Value Added Reseller program and a consultancy arm.

Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers are able to remove eCommerce from their balance sheets, thus enabling them to concentrate on the value-adding parts of the business such as customer service, product development and marketing.

WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued

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and organized into information zones to deliver context specific and accurate information retrieval on the web.

OfficeShopper - The Internet procurement and business supplies vendor providing businesses with everything from copier paper, printer cartridges, the latest fax machines, and the humble paperclip to an impressive range of office furniture.

Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.


Bright Station Symphony - responsible for coordinating the various assets of Bright Station to provide integrated IT solutions for major partners such as Virgin and Intel.

About Better TV
Better TV Technologies (Btv) is a developer of personalisation and profiling tools for all major Interactive TV applications including TV, Pay Per View, Video on Demand, movies and content, internet sites, wall-gardened services, advertising and ecommerce.

Btv's mission is to create the ultimate software management tool that will shape the future of the Interactive services. Btv has developed personalized entertainment management solutions that will substantially increase revenues for operators, infrastructure and advertising companies.